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CONFIDENTIAL

January 8, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin, Kathleen Collins, Eiko Yaoita Pyles and Jan Woo

Re:        TELUS International (Cda) Inc.

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted December 21, 2020

CIK No. 0001825155

Ladies and Gentlemen:

On behalf of TELUS International (Cda) Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter dated December 29, 2020 (the “Comment Letter”) to the Company regarding the Company’s above-referenced amendment to the draft registration statement (CIK No. 0001825155) on Form F-1, confidentially submitted to the SEC on December 21, 2020.

To facilitate your review of the Company’s responses, we have repeated each of your comments in italics followed immediately by the response of the Company to that particular comment. Simultaneously with the transmission of this letter, the Company is publicly filing via EDGAR its registration statement on Form F-1 (“Registration Statement”), responding to the Staff’s comments and including certain other revisions and updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement.

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Summary Historical Consolidated Financial and Other Data, page 14

1.	You disclose TI Adjusted Gross Profit Margin here without providing the comparable GAAP measure. Please revise to include the most comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

In response to the Staff’s comment, the Company has revised its disclosure on page 16 of the Registration Statement.

Capitalization, page 81

2.	We note your revised disclosures in response to prior comment 2. However, please explain your inclusion of short-term debt in total capitalization or revise accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on page 76 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 87

3.	We note that the financial statements for the company and CCC have been presented in accordance with IFRS as issued by the IASB whereas Lionbridge AI's financial have been presented in accordance with U.S. GAAP. Please revise your disclosure to state, if true, that the financial statements for Lionsbridge as presented in the pro formas are prepared in accordance with IFRS.

In response to the Staff’s comment, the Company has revised its disclosure on page 88 of the Registration Statement.

TELUS International Financial Statements for the Nine Months Ended September 30, 2020 Note 16. Share Capital, page F-36

4.	We note your response to prior comment 4. It remains unclear why the shares sold to related parties and those sold to former employees of CCC were valued at significantly different prices. Further it is unclear why you did not look to the value of the shares sold to market participants in arm’s length negotiations when valuing the shares issued to Telus and Barings. Please explain further how your valuation of the shares issued to your principal shareholders complies with IFRS 13 or revise accordingly. Refer to IFRS 13.22.

IFRS do not provide measurement guidance for related party transactions and do not preclude measurement of issuance of equity at the exchanged amount other than when such issuance is for goods or services under IFRS 2 Share-Based Payment. The issuance by the Company of common shares to TELUS Corporation and Baring Private Equity Asia in connection with the acquisition of CCC at a price per share that was lower than the price per share that common shares were issued to certain CCC shareholders was not designed to compensate TELUS Corporation and Baring Private Equity Asia for any services nor was it designed to confer any benefit on these two shareholders. The differential in the price per common share was not intended to compensate, or provide a benefit to, TELUS Corporation or Baring Private Equity Asia for identifying the CCC acquisition target, providing a source of available financing for the acquisition or providing consulting or other services. The decision of TELUS Corporation and Baring Private Equity Asia to subscribe for common shares of the Company to fund a portion of the purchase price of CCC was solely based on a decision to increase the value of their investment in the Company through, what these two shareholders believed, would be an acquisition that would be accretive to them as shareholders of the Company.

The Company believes the IFRS standards that apply to this transaction are IAS 32 Financial Instruments: Presentation and IAS 24 Related Parties. IAS 32 requires the accounting for equity instruments classified as equity to be on a residual basis and not fair value. The Company believes that this would apply to an issuance of an entity’s own common shares for cash, even in the case where the issuance involves related parties. The guidance provided in IAS 24 only provides requirements for disclosure. IAS 24.3 states that IAS 24 is not directing the measurement of related party transactions. As a result, the Company, relying on IAS 32, recorded the common share subscription by TELUS Corporation and Baring Private Equity Asia as a fixed number of its own equity instruments (the Class A, B and C common shares) in exchange for a fixed amount of cash. The Company does not believe IFRS 13 Fair Value Measurement applies to this transaction as fair value accounting is not required. IFRS 13.4 states that assets, liabilities and an entity’s own equity instruments are to be measured at fair value, but IFRS 13.5 clarifies that the requirement to measure at fair value only applies if another standard requires the entity to measure at fair value. Based on this the Company recorded the subscription of common shares by TELUS Corporation and Baring Private Equity Asia at its exchange value in accordance with IAS 32 Financial Instruments: Presentation and disclosed the transaction in accordance with IAS 24 Related Parties.

In response to the Staff’s comment, the Company included additional disclosure to “Note 16. Share capital” in its condensed interim consolidated financial statements and “Note 17. Share Capital” in its audited consolidated financial statements that are included in the Registration Statement.

TELUS International (Cda) Inc. Financial Statements for the Year Ended December 31, 2019 Note 15. Provisions, page F-88

5.	We note your reference in prior comment 5 to IAS 1 and 32. The provision reversals for the written put options do not appear to be of an operating nature and therefore, should not be combined with operating income. Please revise to include such amounts outside of operating income. Refer to IAS 1.29.

In response to the Staff’s comment, the Company has revised its disclosure to “Note 14. Provisions” in its condensed interim consolidated financial statements and “Note 15. Provisions” in its audited consolidated financial statements that are included in the Registration Statement and has made corresponding changes elsewhere in the Registration Statement.

6.	You state that at the time you calculated the $10 million reversal related to the Xavient written put option, an early settlement was not contemplated by the parties. Please clarify for us when you finalized the calculations related to the $10 million reversal, when you began negotiations to settle this put option and when negotiations were finalized.

As part of our year-end close process for 2019, the Company made an assessment of whether a reversal to the Xavient provision established for the put option should be recorded based on the then-current 2020 financial forecast for the Xavient business. The analysis resulted in the reversal of the $10.0 million liability revaluation in the first week of January 2020.

In March 2020, Xavient initiated a discussion with the Company regarding an early settlement of the put option it entered into in connection with the Xavient transaction. Those discussions resulted in the parties, on March 17, 2020, agreeing to a non-binding term sheet outlining the principal terms for the settlement of the put option. As the prospects for the full year 2020 financial results of the Xavient business declined due to uncertainty related to the scope and duration of the COVID-19 pandemic, the parties continued to negotiate the pricing terms for the settlement of the put option into April 2020. As a result of these continuing negotiations, the parties agreed to a new, lower settlement price, which was reflected in a final agreement for the settlement of the put option on April 29, 2020. Please note that the Company’s consolidated financial statements as of and for the year ended December 31, 2019 were finalized on February 21, 2020.

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We thank the Staff in advance for its consideration of the Registration Statement and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at (212) 848-8414.

Yours very truly,

/s/ Lona Nallengara
Lona Nallengara

cc:          Jeffrey Puritt, TELUS International (Cda) Inc.

Vanessa Kanu, TELUS International (Cda) Inc.

Janesh Patel, TELUS International (Cda) Inc.

David So, TELUS International (Cda) Inc.

Jason Lehner, Shearman & Sterling LLP

Daniel Yao, Shearman and Sterling LLP

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